LETTER OF INTENT

Dr. Mark Jennings and wife
Sonya Jennings d/b/a MD PaperFree
2101 Jackson Lane
Anderson, IN 46011-9260

Dear Mark & Sonya,

This letter is a formal Letter of Intent between Mark & Sonya Jennings (“Jennings”) and Link Media Publishing, Ltd., A Nevada Corporation (“Link”), whereby Link intends to acquire ownership of the electronic medical record software product developed by Jennings which will be hereafter referred to as “MD PaperFree.” This Letter of Intent is intended to set forth the principal provisions of the parties’ understanding, but is not intended to be all-inclusive; the parties will only be bound to proceed to closing only by a jointly executed agreement in a form acceptable to both parties (the “Definitive Agreement.”) The confidentiality and non-disclosure agreements made in this letter of intent the following are fully binding on both parties.

1.

Purchase of Software. For the consideration, Jennings will sell and Link will purchase MD PaperFree outright and free of any existing liens or encumbrances. Link will acquire legal title to MD PaperFree and After closing, Link will by separate agreement license the sole and complete rights to market, distribute and further license ownership of MD PaperFree to Crown Medical Systems, Inc., a Delaware Corporation (“Crown.”) Crown, through its license with Link, will thereafter have the sole, absolute and exclusive rights to all future development, enhancements, upgrades or derivative products derived from Link, Crown or Jennings’ efforts to improve and upgrade MD PaperFree after the date of closing. Jennings acknowledges that he/they will not have any retained ownership of MD PaperFree following closing.

2.

Consideration for purchase. Link agrees to issue a total of 1.5 million shares of Link stock in the name of Jennings for MD PaperFree. Such shares of Link stock will be the same as those presently held by all existing Link shareholders. Shares will be issued, at closing, under the Definitive Agreement upon receipt, by Link, of “fully functional software” for both a remote hosted and on-site installable format as outlined in the Terms and Conditions outlined in the attached Exhibit “A,” made a part of this document. Link agrees to cooperate with Jennings in the Definitive Agreement to structure the transaction to minimize total taxes paid by Jennings as a result of this transaction. Jennings acknowledges that Link is at present, not a publicly registered company.

Link has entered an agreement with Crown to merge with the surviving entity to be known as Crown Medical Systems, Inc., a Nevada Corporation (“New CMS.”) The merger agreement has not yet been approved by the stockholders of Link or Crown and substantial compliance with the rules and regulations governing the issuance and registration of securities must be complied with prior to the shareholder votes. If approved, Link stock will be subject to restrictions relative to the securities registration of New CMS. Link’s obligations to issue stock under this letter of intent are subject to review and approval of securities counsel for Link which will be incorporated into the Definitive Agreement, as applicable. Jennings’ obligations under this Letter of Intent and the Definitive Agreement are conditioned upon successful completion of the Link/Crown merger.

3.
Directorship. At closing, subject to approval of Link’s stockholders, Link agrees to offer a membership on New CMS’ Board of Directors to Dr. Jennings. Dr. Jennings will thereafter be entitled to all compensation and privileges of board membership including participation in stock issuances to board members which are anticipated after the merger process is completed.

4.
Conditions to Link’s obligations. The obligation of Link to consummate the transaction contemplated by this Letter of Intent will be subject to the satisfaction of each of the following conditions to the satisfaction of Link:

a.
Due diligence. The completion of a satisfactory legal and business investigations and due diligence review of Jennings development, ownership and marketing of MD PaperFree to ensure Jennings has complete, outright and unencumbered ownership of all aspects of the MD PaperFree software program free and clear of third party claims. Link has not and will not accept or assume any liabilities with respect to its purchase of MD PaperFree except that Link agrees to honor the unexpired term of any license to MD PaperFree previously granted by Jennings, provided that such licenses were granted on terms and conditions acceptable to Link following its review. Link’s obligations to existing MD PaperFree customers will extend only to those specific contracts accepted, assigned and assumed by Link in writing at the time of closing under the Definitive Agreement.

	b.	Board Approval. Approval of the transaction and Definitive Agreement by the Board of Directors of Link.
	c.	Definitive Agreement. The negotiation, execution, and delivery of the Definitive Agreement on terms and conditions acceptable to Link.
5.
Conditions to Jennings’ obligations. The obligation of Jennings to consummate the transaction contemplated by this Letter of Intent will be subject to the negotiation, execution, and delivery of the Definitive Agreement on terms and conditions acceptable to Jennings.

6.
Agreement regarding future software development responsibilities. Jennings acknowledges that part of the consideration for the sale and purchase of MD PaperFree will be the obligation to cooperate with Crown in the further development of MD PaperFree. The Definitive Agreement will set forth Link, Crown and Jennings’ rights, responsibilities, obligations and penalties with respect to “future software development responsibilities” as described in the attached Exhibit “A,” made a part of this document. Jennings will receive no further compensation or consideration for performance of his/their “future software development responsibilities” except for any enhancement in the value of Jennings’ Link stock as may result from those efforts.

7.
Inspection and Access to Information. In order to permit Link to exercise its due diligence, after the date of the execution of this Letter of Intent, Jennings will permit Link and its authorized representatives full access to and make available to them for inspection and review all books, records, agreements and documents of or relating to Jennings and their business relative to ownership, development or marketing of MD PaperFree which in the opinion of counsel to Link could impact their sole and unencumbered ownership of MD PaperFree. Jennings agrees to make any consultants, agents, representatives, or attorneys of Jennings available for consultation with Link and its representatives, if required. Any information reviewed by Link pursuant to this paragraph will be subject to the terms of the “Confidentiality Agreement” (as defined in the following).

8.
Disclosure/Announcements. Except as otherwise required by applicable law or by court action, all public communications or other public disclosures relating to the transaction contemplated hereby will be subject to the joint approval of Link and Jennings.

9.
Expenses. Each of the parties agrees pay its own expenses incident to performance of this Letter of Intent, the negotiation and execution of the Definitive Agreement and closing of the transactions contemplated by this Letter of Intent (whether or not consummated), including counsel fees and advisory fees.

10.
Non-Disclosure of Confidential Information. Jennings and Link recognize and acknowledge in exercise of due diligence under this Letter of Intent they will have access to confidential information concerning the structure and conduct of the business of Jennings and Link (including, but not limited to proprietary information, lists of customers or patients, and costs and financial information) which prior to and after the consummation of the transaction will be valuable, special and unique property of Jennings and Link, respectively. Jennings and Link agree they will not disclose, and will use their best efforts to prevent disclosure by any other person of, confidential information to any person, except to authorized representatives of either Jennings or Link. This limitation applies whether or not the transaction is closed, both before and after the date specified for closing. Jennings and Link recognize and agree that violation of any of the agreements contained in this paragraph will cause irreparable damage or injury to the other, the exact amount of which may be impossible to ascertain, and the affected party will be entitled to an injunction, without the necessity of posting a bond, restraining any further violation of the agreements. The affected party’s rights to an injunction will be in addition to, and not in limitation of, any other rights and remedies that person may have against the other.

11.
Miscellaneous. This Letter of Intent has been prepared and is being executed to serve as an aid to the negotiation, preparation, and execution of the Definitive Agreement. The terms described in this Letter of Intent have been proposed without the benefit of a complete due diligence investigation customary for transactions of this type, and each party understands that certain terms hereof may be modified if either party believes that modification is justified based upon its subsequent investigation.

12.	Governing Law The laws of the State of Texas will govern the validity, interpretation, performance and enforcement of this Letter of Intent.
13.
Terms of Agreement. Until signed, This Letter of Intent does not constitute an offer to purchase nor will it obligate Jennings to sell and will not bind either party until it is fully signed. If signed, this Letter of Intent will become effective as of the date signed by both parties and will remain in effect until June 30, 20004 or this Letter of Intent will terminate, unless extended by written agreement of the parties. If terminated, the parties will have no further obligations with respect to this letter of intent except to abide by the following confidentiality provisions.

Very truly yours,

William L Sklar
President

ACCEPTED:
Crown Medical Systems, Inc., A Nevada Corporation

By: ______________________	Date: January 12, 2004
William L Sklar
President

_________________________	Date: January 12, 2004
Mark Jennings

_________________________	Date:	January 12, 2004
Sonya Jennings

Exhibit "A"
to Link/Jennings Letter of Intent

MD PaperFree - Definition of “fully functional software”

The definitions, evaluation and delivery parameters for Link’s sign off of fully functional software are as follows:

1.
Fully functional software is software in which all known bugs and operational difficulties resulting in the software crashing or reverting to a state not acceptable by a Link customer or beta site have been fixed and a subsequent release of updated software containing such fixes has been completed.

2.
Bugs shall consist of those that are presently documented in a Known Problem list in the possession of Jennings, as well as those discovered through the efforts of Link/KMS employees, consultants or agents between November 1, 2003 and March 31, 2004.

3.	Operational difficulties shall include, but not be limited to:
	a.	The lack of standardization of button/icon placement in all screens and forms in the software which must be present to meet the needs of both Link beta site users and customers.
b.
The lack of standardization of color schemes and to-be-determined graphic presentations of certain screens and forms which Link marketing has determined are necessary for the final software to be able to be sold into the medical marketplace.

	c.	The lack of security within the product necessary to meet minimum HIPAA requirements.
	d.	The complete functionality of the existing HCFA and Drug Interaction databases presently utilized by the software.
4.
Evaluation of software is defined as those duties performed by Link/KMS sales, marketing, and technical personnel to determine to the best of their collective abilities that all fixes implemented in a software release are fully tested in beta site, inside technical, and sales demonstration environments and that the results of all testing meet with their respective approval.

5.	Delivery parameters shall be defined as:

a.	A final version of MD PaperFree delivered to the Link/KMS that has been certified as completely functional as a Hosted Solution by all members of the Link/KMS evaluation team.
b.
A final version of MD PaperFree delivered to the Link/KMS that is fully installable on any PC which is presently operating through the use of a Microsoft Windows 98, ME, XP, or 2000 operating system, and has been certified as completely functional by all members of the Link/KMS evaluation team.

Final delivery of the versions of MD PaperFree outlined in Paragraph 2.5 must be completed prior to March 31, 2004. All internal evaluation documentation attesting to receipt of fully functional software, signed by applicable Link/KMS personnel must be in the possession of the Link Board of Directors by this date.

“Future software development responsibilities” will be as follows:

1.	Jennings “Future software development responsibilities” obligations.
a.
Immediate focus on adhering to all items described above regarding “fully functional software” to ensure that MD PaperFree is delivered to Link prior to March 31, 2004. This includes adhering to a time line for fixing known bugs and operational difficulties that will ensure a beta version of MD PaperFree able to be released to limited sites selected by Link.

	b.	Immediate assistance to ensure the upgraded HCFA and drug interaction databases purchased by Link are implemented into MD PaperFree prior to March 31, 2004.
	c.	Immediate assistance, as required, to ensure the total integration of MD PaperFree to all Practice Management/Billing products owned by Link/KMS as of March 31, 2004.

d.

Medium and long-term assistance as to future feature enhancements, as part of the Link product development group. In this capacity, no feature enhancements will be undertaken by Jennings without express approval by Link management. All future feature enhancements will be collectively identified, defined and approved by the Link product development group.

2.	Link “Future software development responsibilities” obligations.
a.
Immediate focus on providing the resources to support outside consultants (Scott) as well as existing KMS and CMS programmers to fully test all bug fixes and operational difficulties addressed by Jennings as fixes are identified and fixed and new software versions submitted.

b.
Immediate assignment of preparing an installable, stand-alone CD based version of MD PaperFree to internal Link/KMS programmers so as to expedite completion and release to select Link employees and beta site customers.

	c.	Immediate assignment of Link resources to incorporate the MD PaperFree software into existing Link wireless hardware devices and in-office technology solutions.
d.
Immediate assignment of Link resources to begin preparation of all technical manuals, training modules and manuals, sales presentation materials, and global marketing materials including brochures, CD presentations, and Link website enhancement.

e.
Immediate assignment of Link resources to begin upgrading the front-end forms and modules contained in MD PaperFree from an Access based solution to a solution compatible with existing KMS software and hardware. f. Immediate assignment of Link/KMS resources to begin the process of evaluating the Snowmed Clinical Nomenclature database so as to begin implementation of this database into the fully functional MD PaperFree product during the first quarter of 2004.

The rights, duties and obligations of Link according to this Exhibit will be assignable to Crown Medical Systems, Inc., a Delaware Corporation (“Crown.”) through its license with Link.

ACCEPTED:
Crown Medical Systems, Inc. [Nevada]

By: ”William Sklar”	Date: January 12, 2004
William L. Sklar, President

”Mark Jennings”	Date: January 12, 2004
Mark Jennings

”Sonya Jennings”	Date: January 12, 2004
Sonya Jennings